                                                                                                                                                            P.O. Box 2600

                                                                                                                                                            Valley Forge, PA 19482-2600

                                                                                                                                                            610-503-0211

                                                                                                                                                            paul_scott@vanguard.com

April 24, 2018

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commission                                via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:   Vanguard Institutional Index Funds (the “Trust”)

File No. 33-34494

Post-Effective Amendment No. 70

Dear Ms. Larkin,

This letter responds to your comments provided on April 16, 2018, on the above referenced post-effective amendment. The comments apply to Vanguard Institutional Index Fund and—where applicable—Vanguard Institutional Total Stock Market Index Fund, each a series of the Trust (each, a “Fund” and collectively, the “Funds”). Our responses below, unless noted otherwise, are intended to apply to both Funds.

Comment 1:     Principal Risks

Comment:        Please add tracking error risk (Institutional Index Fund only) and passive investment risk as principal risks of the Fund.

Response:         At this time, we believe that the “Investing in Index Funds” section beginning on pg. 6 of each Fund’s prospectus appropriately discloses information and risks about index investing and passive investment strategies generally. In particular, the “Investing in Index Funds” section states the following: “An index fund seeks to hold all, or a representative sample, of the securities that make up its target index. Index funds attempt to mirror the performance of the target index, for better or worse. However, an index fund generally does not perform exactly like its target index. For example, index funds have operating expenses and transaction costs. Market indexes do not, and therefore they will usually have a slight performance advantage over funds that track them.” We also note that the Glossary of Investment Terms, beginning on pg. 41 for Vanguard Institutional Index Fund and pg. 40 for Vanguard Institutional Total Stock Market Index Fund, defines “indexing” as follows: “A low-cost investment strategy in which a mutual fund attempts to track—rather than outperform—a specified market benchmark, or ‘index.’” We appreciate the comment and will consider updating our disclosure for all Vanguard index funds in the future.

                                                                                                                                                            P.O. Box 2600

                                                                                                                                                            Valley Forge, PA 19482-2600

                                                                                                                                                            610-503-0211

                                                                                                                                                            paul_scott@vanguard.com

Comment 2:     Vanguard Institutional Index Fund—Portfolio Managers

Comment:        Please confirm that the portfolio managers’ start dates are correct.

Response:         We confirm that Michelle Louie has co-managed the Fund since 2017. We also confirm that Donald M. Butler has managed the Fund since 2000 and co-managed the Fund since 2016.

Comment 3:     Security Selection

Comment:        Please add a description of the Fund’s benchmark index and its methodology, including the selection criteria; the index weighting methodology; the rebalance and reconstitution process; and the number (or range) of components in the index.

Response:         We have updated each Fund’s prospectus with pertinent information about the Fund’s benchmark index and the methodology of that index.

Comment 4:     Total Return Swaps

Comment:        The Fund discloses that it may engage in transactions involving total return swaps (TRS). A TRS is a senior security for purposes of Section 18 of the 1940 Act. When a fund engages in TRS, the fund will need to set aside an appropriate amount of liquid assets as determined by Staff guidance to address Section 18 concerns. See Investment Company Act Release Number 10666. Please note that the Commission has issued a release proposing to update the regulations regarding fund use of derivatives for purposes of Section 18. Accordingly, please note that the Commission could issue a new rule or guidance relating to fund use of derivatives which could impact the manner in which the fund operates.

Response:         We acknowledge the issuance of this release and this possible future rulemaking or guidance.

Comment 5:     PTA Derivatives

Comment:        Consider adding the “Plain Talk About Derivatives” disclosure that appears in other Vanguard prospectuses.

Response:         We have considered the comment and respectfully decline to add this additional disclosure.

Each Fund’s prospectus currently contains the following disclosure under the heading “Other Investment Policies and Risks” (page 10 for Vanguard Institutional Index Fund; page 9 for Vanguard Institutional Total Stock Market Index Fund): “To track its target index as closely as possible, the Fund attempts to remain fully invested in stocks. To help stay fully invested and to reduce transaction costs, the Fund may invest, to a limited extent, in derivatives, including equity futures. The Fund may also use derivatives such as total return swaps to obtain exposure to a stock, a basket of stocks, or an index. Generally speaking, a derivative is a financial contract whose value is based on the value of a financial asset (such as a stock, a bond, or a currency), a physical asset (such as gold, oil, or wheat), a market index (such as the S&P 500 Index), or a reference rate (such as LIBOR). Investments in derivatives may subject the Fund to risks different from, and possibly greater than, those of investments directly in the underlying securities or assets. The Fund will not use derivatives for speculation or for the purpose of leveraging (magnifying) investment returns.” As neither Fund invests in derivatives as a principal investment strategy, we believe the current disclosure adequately addresses the Funds’ use of derivatives.

Lisa N. Larkin, Esq.

April 24, 2018

Comment 6:     Investment Advisor

Comment:        If the Fund has been in operation for a full fiscal year, state the aggregate seed paid to the advisor for that fiscal year expressed as a percentage of the Fund’s average net assets, pursuant to Item 10(A)(1)(ii)(A) of Form N-1A.

Response:         The Funds’ most recent fiscal year covered the period from January 1, 2017, through December 31, 2017. From January 1, 2017, through November 15, 2017, the Funds paid a fee to Vanguard in return for certain services, including investment advisory services, under the terms of two service agreements. On November 15, 2017, the Funds’ shareholders approved the adoption of the Fifth Amended and Restated Funds’ Service Agreement (FSA) under which all other publicly available Vanguard funds operate; as a result, the Funds’ prior service agreements with Vanguard were terminated. From November 15, 2017, through December 31, 2017, the Funds received investment advisory services from Vanguard under the terms of the FSA. We have updated each Fund’s prospectus to reflect this.

Comment 7:     Investment Advisor

Comment:        Please add a statement indicating that a discussion of the board of trustees’ approval of the Fund’s investment advisory arrangement is available in the Fund’s most recent shareholder report pursuant to Item 10(A)(1)(iii) of Form N-1A.

Response:         A statement to this effect has been added to each Fund’s prospectus.

Lisa N. Larkin, Esq.

April 24, 2018

Please contact me at (610) 503-0211 with any questions or comments regarding the above response.  Thank you.

Sincerely,

Paul W. Scott

Senior Counsel

The Vanguard Group, Inc.